SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 14, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CALENDAR OF CORPORATE EVENTS 2008

Company name	TAM S/A
Head office address	Av. Jurandir, 856 – Lote 04, 1º andar – São Paulo/SP
Website	www.tam.com.br
Investor Relations Officer	Name: Líbano Miranda Barroso E-mail: invest@tam.com.br Telephone number: +55 11 5582-8817 Fax: +55 11 5582-9167
Person in charge of the Investor Relations Area	Name: Cristina Anne Betts E-mail: invest@tam.com.br Telephone number: +55 11 5582-9715 Fax: +55 11 5582-8149
Newspapers (and place) in which corporate documents are published	Official Gazette of the State of São Paulo Valor Econômico
The Company is subject to the arbitration of the Market Arbitration Panel, as per Commitment Clause included in its Bylaws.

Annual Financial Statements and Consolidated Financial Statements, as the case may be, for the fiscal year ended December 31, 2007
EVENT	DATE
Documents are available to Shareholders	03/31/2008
Publication of documents	03/31/2008
Documents are forwarded to BOVESPA	03/31/2008

Standardized Financial Statements– DFP, for the fiscal year ended December 31, 2007
EVENT	DATE
Documents are forwarded to BOVESPA	03/31/2008

Annual Financial Statements or Consolidated Financial Statements, as the case may be, pursuant to international standards, for the fiscal year ended December 31, 2007
EVENT	DATE
Documents are forwarded to BOVESPA	03/31/2008

Annual Information – IAN for the fiscal year ended December 31, 2007
Event	DATE
Documents are forwarded to BOVESPA	05/30/2008

Quarterly Information – ITR
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/15/2008
Related to the 2nd quarter	08/14/2008
Related to the 3rd quarter	11/14/2008

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Quarterly Information in English or in accordance with international standards
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/27/2008
Related to the 2nd quarter	08/27/2008
Related to the 3rd quarter	11/18/2008

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/14/2008 04/15/2008 04/16/2008
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	04/14/2008
Forward the Management Proposal to Bovespa	04/14/2008
Annual Shareholders’ Meeting	04/30/2008
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/30/2008
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/30/2008

Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties (Place: APIMEC – SP; address: to be defined)	04/10/2008

Conference Call (Optional)
EVENT	DATE
Conference Call - 2007 results presentation (11:00 a.m. Access: via webpage)	03/31/2008

Board of Directors’ Meetings already scheduled
EVENT	DATE
Board of Directors’ Meeting: the concession of guarantee in aircraft leasing contracts and resignation presented by the Officer Mr. Ruy Antonio Mendes Amparo and election of Mr. Jorge Gabriel Isaac Filho	01/30/2008
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	01/30/2008
Board of Directors’ Meeting: announcement of future acquisition approval of the date for distribution of dividends and interest on own capital	01/30/2008
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	01/30/2008
Board of Directors’ Meeting: Approval of the time schedule for the disclosure and analysis of the results of year 2007 and Approval of theconstitution of the Sustainability Executive Committee	02/29/2008
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	03/14/2008

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 14, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.